

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 27, 2017

Kathleen E. Donovan
Chief Financial Officer
Liberty Tax, Inc.
1716 Corporate Landing Parkway
Virginia Beach, Virginia 23454

> **Liberty Tax, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2016**
> **Filed June 29, 2016**
> **File No. 001-35588**

Dear Ms. Donovan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services